FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, December 20, 2013

FAIRFAX ANNOUNCES ACQUISITION OF SHARES OF REITMANS

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announced today that it has acquired, through its subsidiaries, 2,000,000 Class A non-voting shares (“Class A Shares”), representing 3.9% of the outstanding Class A Shares of Reitmans (Canada) Limited (“Reitmans”), bringing its total holdings in the company to 7,066,100 Class A Shares or approximately 13.8% of the total Class A Shares outstanding.  The shares were purchased through the facilities of the Toronto Stock Exchange at a price of $6.35 per Class A Share for investment purposes.  Fairfax continually reviews its investment alternatives and may purchase additional shares of Reitmans from time to time in accordance with applicable laws.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development,
at (416) 367-4941